February 27, 2009

Mr. Mark Wojciechowski
Securities Exchange Commission
Division of Corporate Finance
Washington, D. C. 20549-7010

RE:	Firstgold Corp. Form 10-KSB for the Fiscal Year Ended January 31, 2008 Filed May 15, 2008 Form 10-Q for the Quarterly Period Ended October 31, 2008 Filed December 22, 2008 File No. 0-20722

Dear Mr. Wojciechowski:

This letter is in regards to Ms. Jill S. Davis’ letter of January 29, 2009 relating to the above referenced filings of Firstgold Corp.

We have been unable to complete our draft amendments and responses to the comments of the above letter from Ms. Davis for the following reasons:
  Our fiscal year end is January 31st and we are in the process of closing fiscal year 2009.
  February has been an important month for Firstgold as we have begun production at Relief Canyon.
These activities have required extra focus from our staff that would normally be assisting me in completing the amendments and responses discussed above.

Accordingly we request an extension to March 16, 2009 to complete our draft amendments and responses.  Please contact me at 530-677-5974 or 508-208-3859 with any comments or questions.

Regards,

James W. Kluber
Chief Financial Officer

Firstgold Corp.
3108 Ponte Morino Drive, Suite 210
Cameron Park, CA 95682
Phone: 530-677-5974
Fax: 530-677-7626